Management Analysis of the Financial Situation and Operating Results

Management Discussion and Analysis

Nine-month period ended February 28, 2009

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS/ MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the consolidated financial position and operating results of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) including its subsidiaries Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”). This analysis explains the material variations in the audited consolidated statements of earnings, financial position and cash flows of Neptune for the nine-month period ended February 28, 2009, as well as for the audited twelve-month periods that ended May 31, 2008 and 2007. During the current fiscal period, the Company changed its fiscal year-end to February 28 from May 31. For comparative purposes, the Company has explained the variations between the nine-month period ended February 28, 2009 and the unaudited nine-month period ended February 28, 2008.

Neptune is currently expanding its in-house production capacity to be completed, as planned, before summer 2009 while the Company continues to expand its customer base worldwide. Neptune expects revenue growth will be driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia.

This analysis, completed on April 23, 2009, must be read in conjunction with the Company’s audited and consolidated financial statements as at and for the period ended February 28, 2009 which are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Additional information on the Company as well as its Annual Report and its Annual information Form can be found on the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov. A reconciliation to United States GAAP, as well as the information required for the presentation of the financial statements according to US GAAP by virtue of the Securities and Exchange Commission rules and regulations can also be found on SEDAR and EDGAR. Company results are published in Canadian dollars. All amounts appearing in this document are in Canadian dollars, unless otherwise indicated.

OVERVIEW

As a result of a reorganization of activities during fiscal 2009, the Company has three reportable operating segments structured in legal entities: nutraceutical (Neptune) involved in manufacturing and commercialization of nutraceutical products, cardiovascular (Acasti Pharma) involved in the development and commercialization of pharmaceutical applications for cardiovascular diseases and neurological (NeuroBioPharm) involved in the development of pharmaceutical neurological diseases.

NEPTUNE

Neptune’s 2009 fiscal period was devoted to the commercialization of its products in North America, Europe, Asia and Australia. This was, in part, accomplished through the Company’s participation in several industry international tradeshows such as Supplyside West in Las Vegas, Natural Products Expo West in Anaheim, Health Ingredients in Paris and Vitafoods International in Geneva. Through its participation in these shows, the Company has established its excellence in research and development of marine health ingredients by presenting and gaining acknowledgement of its products in global markets. Neptune maintained its commercial approach aimed at building strategic alliances with potential partners in the dietary supplement, functional and medical food, as well as in the biopharmaceutical markets. As a result of this strategy, in January 2008, Schiff Nutrition International Inc., one of Neptune’s numerous distributors, launched NKO® under the brand Schiff® MegaRed™ as a permanent item at all Costco stores nationwide in the United States and more recently in Walgreens, CVS Pharmacy, Sam’s Club and Rite Aid. This marked the Company’s successful penetration of the US Food, Drug, Mass and Club market.

The Company also sustained its clinical research initiatives. As a result, Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil (NKO™) on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Similarly, the clinical trials for functional food applications with the multinational corporations Nestlé and Yoplait are progressing in a satisfactory way.

During the 2009 fiscal period, Neptune completed a human clinical study demonstrating the superiority of Neptune Krill Oil (NKO®) pharmacokinetic profile. NKO® achieved a significantly higher bioavailability compared to successfully marketed nutraceutical and pharmaceutical omega-3 formulations such as formulated krill oil-like blends, concentrated omega-3 ethyl esters and pharmaceutical grade fish oils, even at the unprecedented low daily dose standardized of 120mg EPA and DHA, which represents the daily recommended dose of NKO®. These results further support the superiority of Neptune’s omega-3 phospholipids for reducing the risk of cardiovascular events by significantly increasing omega-3 index along with the previously proven effect of NKO® on dyslipidemia and chronic inflammatory biomarkers.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. (“Acasti”)

During the fiscal period ended February 28, 2009, the Company transferred an exclusive worldwide license to its subsidiary, Acasti, to research and develop new active pharmaceutical ingredients (API) based on Neptune’s proprietary omega-3 phospholipid technology and intellectual property (the “License”). Further to product development Acasti initiated IND-enabling research aiming towards IND/CTA allowance by the US-FDA and Health Canada in order to further validate the safety and effectiveness of its APIs for the prevention and treatment of cardiovascular conditions in Phase I and II a/b clinical studies. Acasti new pharmaceutical products are prepared for licensing to potential pharmaceutical alliances as OTC, prescription medical food and drug products. In consideration, Acasti issued 5,000,000 class B shares, 26,000,000 class C shares and 8,000,000 series 1 warrants. Acasti will finance its activities of research and development as well as its clinical studies. The products developed by Acasti are expected to require the approval from the U.S. Food and Drug Administration before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

The Company uses Acasti in order to segregate its cardiovascular pharmaceuticals activities from its nutraceuticals activities, which in the opinion of Company’s management will allow the financial community to differentiate Acasti’s cardiovascular pharmaceutical activities from the Company’s core nutraceuticals business and will also enable the Company and Acasti to attract separately nutraceutical and pharmaceutical companies to enter into strategic alliances.

On July 17, 2008, the Company’s Board of Directors declared a dividend to its shareholders. The Board of Directors approved a dividend of $0.00025 per share on the outstanding common shares of the Company for payment to shareholders on record at the close of business on July 28, 2008. This dividend was paid on August 11, 2008 by the issuance of an aggregate of 9,380,355 transferable, non-convertible notes, each note having a principal value of $0.001, such notes maturing two years after the date of issue, bearing interest from the first anniversary date of their issuance at a rate of ten percent (10%) per annum, and being redeemable at all times by the Company, either in cash or in kind.

On August 21, 2008, the Company’s and Acasti’s Boards of Directors approved an Exchange offer to be offered by Acasti to all of the holders of Notes, to purchase the Notes at a price equal to the Notes’ value, payable by the issuance by Acasti of a maximum of 9,380,355 of its Class A shares and of 9,380,355 of its Series 2 warrants (Acasti Units). At the same date, Acasti adopted a stock option plan and granted 850,000 options to its Directors, Officers and Employees effective October 8, 2008. The Acasti stock option plan and the granting of the options are subject to applicable regulatory approval and/or compliance with other conditions, if required.

On August 25, 2008, Acasti proceeded with the exchange offer to Neptune’s Note holders, each Note holder had until October 3, 2008 to accept or refuse to exchange their Note against an Acasti unit. The approval for the Exchange offer by the Company’ shareholders was obtained on September 25, 2008.

On October 8, 2008, Acasti exchanged its 8,000,000 series 1 warrants issued in connection with the License transfer mentioned previously for 6,000,000 series 4 warrants and 2,000,000 series 5 warrants. After the exchange, the Company proceeded with a distribution having a nominal value (less than $1) to Neptune stock option holders who did not benefit from the Acasti exchange offer and resulting in the grant of 4,045,000 series 4 warrants of Acasti to insiders dedicated to the subsidiary of the Company and 1,280,000 series 4 warrants of Acasti to the employees dedicated to the subsidiary of the Company. The warrants will be liberated subject to applicable regulatory approval and/or compliance with other conditions, if required.

On October 9, 2008, the Company completed a private placement of $2,750,000 by the issuance of convertible debentures through tranches of $1,000, bearing interest at 8% per annum, payable annually in cash or in kind and expiring on October 9, 2011. Several financial instruments were attached to the debenture and various choices are offered to the debenture holders with respect to conversion in share capital of Neptune or Acasti (see note 14 to the consolidated financial statements).

On November 27, 2008, Acasti had issued to Neptune’ shareholders 9,246,935 units in consideration of 9,246,935 notes payable by Company following the choice by the shareholders on the exchange offer as well as the outstanding notes prepayment. For the foreign shareholders for whom the Company could not proceed with the prepayment for regulation issues, a cash payment of $149 was made.

NeuroBioPharm Inc.

On October 15, 2008, the Company transferred an exclusive worldwide license to research and develop new active pharmaceutical ingredients (API) based on Neptune’s proprietary omega-3 phospholipid technology and intellectual property (the “License”). Further to product development NeuroBioPharm initiated IND-enabling research aiming towards IND/CTA allowance by the US-FDA and Health Canada in order to further validate the safety and effectiveness of its APIs for the prevention and treatment of neurological conditions in Phase I and IIa/b clinical studies. NeuroBioPharm’s new pharmaceutical products are prepared for licensing to potential pharmaceutical alliances as OTC, prescription medical food and drug products. Each product will be developed and financed by NeuroBioPharm. The products developed by NeuroBioPharm are expected to require the approval from the U.S. Food and Drug Administration before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

The Company is using NeuroBioPharm in order to segregate its neurological pharmaceuticals activities from its nutraceuticals activities, which in the opinion of Company’s management will allow the financial community to differentiate the NeuroBioPharm neurological pharmaceutical applications activities from the Company’s core nutraceuticals business and will also enable the Company and NeuroBioPharm to attract separately nutraceutical and pharmaceutical companies to enter into strategic alliances.

Also, on October 15, 2008, the Company transferred to NeuroBioPharm the development project and clinical study conducted under an agreement with a multinational company. NeuroBioPharm has assumed Neptune’s role and responsibilities under this agreement which was signed at the end of August 2008 and covers the development of a medical food targeting a prevalent medical condition. The results of this clinical study should be known during the summer of 2010.

On December 24, 2008, the Company proceeded with a distribution having a nominal value (less than $1) to Neptune employees and insiders dedicated to the subsidiary of the Company resulting in the grant of 3,800,000 series 4 warrants of NeuroBioPharm to insiders and 1,280,000 series 4 warrants of NeuroBioPharm to employees. The warrants will be liberated subject to applicable regulatory approval and/or compliance with other conditions, if required.

PRINCIPAL CONSOLIDATED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)

	FOR THE NINE MONTHS		FOR THE TWELVE MONTHS
	ENDING FEBRUARY 28		ENDING MAY 31
	2009	2008	2008	2007
	(AUDITED)	(UNAUDITED)	(AUDITED)	(AUDITED)
	$	$	$	$
Sales	8,589	7,129	10,264	8,126
EBITDA(1)	337	750	1,020	1,504
Net loss	1,889	3,500	4,785	2,677
Net loss per share and diluted loss per share	0.054	0.095	0.130	0.075
Total assets	18,301	14,106	14,357	13,618
Working capital(2)	7,936	6,718	6,247	6,098
Shareholder equity	9,149	8,056	8,095	7,709
Book value per common share(3)	0.243	0.215	0.216	0.210
Long term debt	5,152	2,676	2,524	3,293

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes, losses on exchange incurred during the fiscal year less gain on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain or loss on foreign exchange, for its EBITDA calculation.

(2)

The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

(3)

The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding common shares at the end of the fiscal year. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

RECONCILIATION OF THE CONSOLIDATED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

A reconciliation of this non-GAAP financial information is presented in the table below. The Company uses non-GAAP measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company financial condition and operating results.

Neptune obtains its Consolidated EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes, losses on exchange incurred during the fiscal year less gain on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain or loss on foreign exchange, for its Consolidated EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION
(Expressed in thousands, except per share amounts)

	NINE MONTHS ENDED		TWELVE MONTHS ENDED
	FEBRUARY 28,		MAY 31,
	2009	2008	2008	2007
	(AUDITED)	(UNAUDITED)	(AUDITED)	(UNAUDITED)
	$	$	$	$
Net loss	(1,889)	(3,500)	(4,785)	(2,677)
Add (deduct):
Amortization	535	441	597	569
Financial expenses	519	391	468	585
Stock-based compensation	2,172	3,184	4,491	2,830
Foreign exchange (gain) loss	(1,000)	234	249	197
EBITDA	337	750	1,020	1,504

PRINCIPAL CONSOLIDATED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal Year Ended February 28, 2009
		FIRST	SECOND	THIRD
	TOTAL	QUARTER	QUARTER	QUARTER
	$	$	$	$
Sales	8,589	2,366	2,451	3,772
EBITDA(1)	337	157	(708)	888
Net earnings (loss)	(1,889)	(599)	(1,361)	71
Earnings (loss) per share basic and diluted	(0.05)	(0,016)	(0,036)	0.002

Fiscal Year Ended May 31, 2008
		FIRST	SECOND	THIRD	FOURTH
	TOTAL	QUARTER	QUARTER	QUARTER	QUARTER
	$	$	$	$	$
Sales	10,264	2,085	2,169	2,875	3,135
EBITDA(1)	1,020	332	70	348	270
Net loss	(4,785)	(1,051)	(1,563)	(886)	(1,285)
Loss per share basic and diluted	(0,130)	(0,029)	(0,042)	(0,024)	(0,035)

Fiscal Year Ended May 31, 2007
		FIRST	SECOND	THIRD	FOURTH
	TOTAL	QUARTER	QUARTER	QUARTER	QUARTER
	$	$	$	$	$
Sales	8,186	1,552	1,947	2,889	1,738
EBITDA(1)	1,504	303	546	719	(64)
Net earnings (net loss)	(2,677)	(286)	(449)	(454)	(1,488)
Loss per share basic and diluted	(0.075)	(0,008)	(0,013)	(0,013)	(0,041)

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes, losses on exchange incurred during the fiscal year minus gains on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation.

SEGMENT DISCLOSURES

The Company has three reportable operating segment structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical applications for neurological diseases (NeuroBioPharm).

THE FOLLOWING TABLES SHOW SELECTED FINANCIAL INFORMATION BY SEGMENTS. REFER TO NOTE 23 TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Nine-month period ended February 28, 2009
	Nutraceutical	Cardio	Neuro	Total
(Expressed in thousands)	$	$	$	$
Sales, partnership and collaboration agreement	8,513	-	76	8,589

EBITDA	1,238	(780)	(121)	337

Net Loss before non-controlling interest	(996)	(782)	(121)	(1,898)

Total assets	15,662	2,639	-	18,301

Working capital	5,453	2,483	-	7,936

EBITDA calculation
Net loss	(996)	(782)	(121)	(1,898)
add (deduct)
Amortization	533	2	-	535
Financial expenses	519	1	-	520
Stock-based compensation	2,172	-	-	2,172
Foreign exchange (gain) loss	(1,000)	(1)	-	(1,001)
Non-controlling interest	9	-	-	9

EBITDA	1,238	(780)	(121)	337

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE THREE- AND NINE-MONTH PERIODS ENDED FEBRUARY 28, 2009 (AUDITED) AND THE THREE- AND NINE-MONTH PERIODS ENDED FEBRUARY 29, 2008 (UNAUDITED)

Sales

Sales for the last quarter continued to increase to attain $3.772M for the three month period ended February 28, 2009, representing an increase of 31% compared to the three-month period ended February 29, 2008. Sales for the nine-month period ended February 28, 2009 increased to reach $8.589M representing an increase of 20% compared to the nine-month period ending February 29, 2008. This increase in the Company’s revenue is mainly attributable to the aggressive penetration of the American market due to the increasing awareness and recognition of NKO® as well as a favorable exchange rate on the American dollar.

Virtually all of the Company’s sales are derived from the nutraceutical segments. In fiscal 2009, three customers accounted for 48.6% of total revenues.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA(1) increased by $0.540M for the three-month period ended February 28, 2009 to $0.888M compared to $0.348M for the three-month period ending February 29, 2008, an increase of 155% over the corresponding quarter in 2008. EBITDA(1) decreased by $0.413M for the nine-month period ended February 28, 2009 to $0.337M compared to $0.750M for the nine-month period ended February 29, 2008, a decrease of 55%. The reason for the nine-month period decrease is mainly due to the research and development expenditures incurred in Acasti and NeuroBioPharm. On a comparative basis, EBITDA for the nutraceutical business for the nine-month period ended February 28, 2009 compared to the corresponding period in 2008 increased by 65% from $0.750M to $1.238M primarily due to increased sales and margins.

Net Loss

The Company realized for the first time on a consolidated basis a net profit for the three month period ending February 28, 2009 of $0.071M or $0.002 per share compared to a net loss of $0.886M or $0.024 per share for the three month period ending February 29, 2008, an increase in absolute dollars of $0.957M from last year’s corresponding quarter. The net loss for the nine month period ended February 28, 2009 amounts to $1.889M or $0.05 per share, compared to a net loss of $3.500M or $0.095 per share for the nine month period ended February 29, 2008, an improvement of 46% from last year’s corresponding period. These results are due to the improvement in productivity as well as an increase of the gross margin reflected in the cost of sales and operating expenses. It is also attributable to the decrease in the stock-based compensation charge by $1.012M in the quarter and $2.320M for the nine-month period. The Company also realised a gain on foreign exchange for a total amount of $1.000 compared to a foreign exchange loss of $0.235M for the last year’s corresponding period primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar. These favourable variances were offset by an increase in R&D expenses mainly attributable to the two subsidiaries Acasti and NeuroBioPharm for an amount of $0.903M.

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE TWELVE-MONTH PERIOD ENDED MAY 31, 2008 (AUDITED) AND THE TWELVE MONTH PERIOD ENDED MAY 31, 2007 (AUDITED)

Sales

Sales continued to increase and reached $10.264M for the fiscal year ended May 31, 2008, representing an increase of 26% compared to the fiscal year ended May 31, 2007 (increase of 18% in 2007 compared to fiscal year ended May 31, 2006). Revenue from sales would have been substantially higher without the impact of the American dollar devaluation, among other factors, since the Company’s realized a substantial increase in sales volume of 54% of its quantities sold.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

For the fiscal year ending May 31, 2008, the Company EBITDA(1) decreased by $0.484M compared to the previous fiscal year from $1.504M to $1.020M.

The main reason for the decrease in EBITDA is the devaluation of the American dollar versus the Canadian dollar. Approximately 82% of the Company sales are made in American dollars whereas most of our expenses, with the exception of raw materials, are in Canadian dollars. The weighted impact of the devaluation on the sales represents 11% or $1.100M on EBITDA. The Company has also incurred certain expenses for the improvement of its extraction manufacturing process amounting to $0.125M in order improve its productivity and also to conform to new international standards. The Company policies have always been to abide by the most stringent international rules with regards to its manufacturing and quality control standards; these expenses were recorded as research and development expenses. Moreover, the Company incurred additional expenses of $0.150M in order to conform to the Sarbanes-Oxley regulation requirements. During the fiscal year ended May 31, 2008, the Company would have reported an EBITDA of approximately $2.395M by not taking into account these factors beyond our control, namely the devaluation of the American dollar, the expenses related to the process development and the Sarbanes-Oxley requirements.

Net Loss

The net loss for the fiscal year ended May 31, 2008 was $4.785M or $0.13 per share compared to a net loss of $2.677M or $0.075 per share for the fiscal year ended May 31, 2007. This result was primarily due to the increase of the stock-based compensation charge by $1.662M. The substantial increase of the stock-based compensation expense is mainly attributable to the volatility of the stock value during the previous and current fiscal year which had a significant impact in the value of the stock options. The increase of the charge is therefore not caused by the number of stock options granted. The Company also reduced its financial expenses by $0.117M and invested a total of $0.799M, which is $0.284M more than in the previous fiscal year into research and development (before deductions of the research and development tax credit).

TREASURY FLOW AND FINANCIAL SITUATION BETWEEN THE NINE MONTH PERIOD ENDED FEBRUARY 28, 2009 (AUDITED) AND THE NINE-MONTH PERIOD ENDED FEBRUARY 29, 2008 (UNAUDITED)

Operating Activities

During the nine month period ended February 28, 2009, the operating activities generated a decrease in liquidities of $0.289M, compared to a decrease of $0.592M for the corresponding nine month period ended February 29, 2008. The positive change in liquidities derived from operating activities from the nine month period ended February 29, 2008 to the nine month period ended February 28, 2009 is mainly attributable to the improved results. The variation in working capital items from the nine month period ended February 28, 2009 to the nine month ended February 29, 2008 represents an increase of $0.466M, primarily due to increases in inventories and research tax credits receivable. The change in working capital items for the nine month period ended February 28, 2009 consists of an increase in accounts receivable for an amount of $0.480M, an increase in R&D tax credits for an amount of $0.462M, an increase in inventory for an amount of $0.390M and an increase in accounts payable and accrued liabilities for an amount of $0.192M.

Investing Activities

During the nine month period ended February 28, 2009, the investing activities generated a decrease in liquidities of $2.339M. This decrease is mainly due to investments in property, plant and equipment for an amount of $0.904M. These investments are mainly comprised of investments in the plant expansion, which will all be financed by our long term financing facility (see note 15 to the consolidated financial statements). In addition, the Company invested in its intangible assets for an amount of $0.254M mainly attributable to charges for the novel food regulation. In order to finance these and other projects the Company decreased its short-term deposits by $1.152M.

Financing Activities

During the nine month period ended February 28, 2009, the financing activities generated an increase in liquidities of $2.917M . This increase is mainly attributable to the debenture financing for $2.720M net of the financing fees. As explained in note 15 to the audited consolidated financial statements, the Company also refinanced its long-term debt in 2009. The Company entered into a debt agreement totaling $6.5M of which $3.5M was disbursed in 2009. The Company used these amounts to reimburse its long term debt of $3.397M.

Overall, as a result of cash flows from all activities, the Company increased its cash by $0.290M for the nine month period ended February 28, 2009.

TREASURY FLOW AND FINANCIAL SITUATION BETWEEN THE TWELVE MONTH PERIOD ENDED MAY 31, 2008 (AUDITED) AND THE TWELVE MONTH PERIOD ENDED MAY 31, 2007 (AUDITED)

Operating Activities

In fiscal year 2008, the operating activities generated a decrease in liquidities of $0.391M, compared to a decrease of $1.621M for the corresponding fiscal year ended May 31, 2007. During the current fiscal year, the decrease in liquidities is not due to the net loss of $4.785M since it includes a non-cash expense of $4.491M related to the stock-based compensation for employees and non-employees. The positive change in liquidities derived from operating activities from a fiscal year to the next fiscal year is mainly attributable to a more efficient use of Company resources driven by management. The variation in working capital items from a fiscal year to the next fiscal year amounts to $1.606M. The change in working capital items for the 2008 fiscal year compared to the previous year is primarily due to an increase, during fiscal year 2008, in accounts receivable of $1.460M, a decrease in inventory of $0.732M and an increase in accounts payable and accrued liabilities of $0.314M .. Details of these variations are presented in note 9 to the Company’s consolidated financial statements.

Investing Activities

During the fiscal year ended May 31, 2008, the investing activities generated a decrease in liquidities of $0.158M . This decrease is mainly due to investments in property, plant and equipment for an amount of $0.189M. These investments including those for which there were no disbursements are mainly comprised of investments in the plant expansion of $0.090M, in information technology of $0.100M to conform, for the fiscal year 2009, to American regulations and an investment into a fully integrated Enterprise Resource Planning system of $0.080M. In addition, the Company invested in the development of future commercial products of $0.300M, which is included in the total amount of $0.553M under the addition to intangible assets. In order to finance these important projects for future development, the Company decreased its short-term deposits by $0.583M.

Financing Activities

During the fiscal year ended May 31, 2008, the financing activities generated an increase in liquidities of $0.435M . This increase is mainly due to the issuance of shares following the exercise of options and warrants for a total of $0.679M and advanced payments received in the context of strategic collaborations of $0.818M. In counterpart the Company had to disburse $0.930M in long-term debt repayment and $0.210M in repayment of its short-term bank loan.

Overall, as a result of cash flows from all activities, the Company decreased its cash by $0.114M for the period ended May 31, 2008.

At February 28, 2009, the Company’s liquidity position, consisting of cash and term deposits, was $4.154M.

The Company believes that its available cash and term deposits, expected interest income, research collaborations and licensing agreements, research tax credits, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.

FINANCIAL POSITION

The following table details the important changes to the balance sheet at February 28, 2009 compared to May 31, 2008:

Increase
Accounts	(Reduction)	Comments
(In Thousands of dollars)
Cash	290	See cash flows statement
Short term deposits	1,152	Debenture financing proceeds
Receivables	480	Significant increase in sales during the
		fiscal year and especially the last quarter
Tax credits receivables	462	Increase in R&D expenses
Inventory	390	Increase related to NKO inventory
		Increase ahead of the shut down
Fixed assets	972	Plant expansion project and amortization
Intangible assets	243	Products development activities and IP
Accounts payable and accrued liabilities	660	Improvement in suppliers’ credit terms
		and amounts due to Company controlled
		by an officer and director
Convertible debenture	2,166	Convertible debenture financing
Long-term debt	461	Debt refinancing

PRIMARY ANNUAL FINANCIAL RATIOS

	2009	2008	2007
Working Capital Ratio (current assets/current liabilities)(1)	2.98	3.17	3.32
Solvency Ratio (Debt Capital / Shareholder Equity)*(2)	0.63	0.43	0.55

* including convertible debentures for 2009.

(1)	The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.
(2)	The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

Most of the Company’s financial ratios deteriorated or were maintained during the period ended February 28, 2009 compared to the period ended May 31, 2008 mainly due to the Debenture financing partly used for R&D expenses and the acquisitions of equipments for the plant expansion still unpaid and presented in the accounts payables.

FINANCIAL RISK MANAGEMENT

Refer to note 21 of our audited consolidated financial statements for disclosures relating to the nature and extent of the Company’s exposures to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk and how the Company manages those risks.

The Company was not involved in any off balance sheet arrangements as at February 28, 2009. The Company was not involved in any off balance sheet arrangements as at February 28, 2009, with the exception lease commitments in the amount of $467M and forwards contracts to sell U.S. dollars with a total notional amount of $1.0M to August 2009 at a weighted average forward exchange rate of 1.2279.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations, including payments due during the next five reporting periods and thereafter, are presented in the following table:

REQUIRED PAYMENTS PER PERIODS
		Less than	2 to 3	4 to 5	More than
Contractual Obligations	Total	one period	periods	periods	5 periods
	$	$	$	$	$
Long-term debt	3,444	532	1,065	1,051	796
Loans guaranteed by investments in lease contracts*	153	53	98	2	-
Research and development contract	300	-	300	-	-
Other lease contracts	467	100	199	168	-
Total liabilities	4,364	685	1,662	1,221	796
* Including interest fees.

An option totaling $275,000 for the acquisition of an intellectual property should be added to the total of the contractual obligations. See note 22 to the audited consolidated financial statements.

Related Party Transactions

The transactions between related parties are described in note 5 « Related Party Transactions » of the Company’s financial statements as at February 28, 2009.

Change in Accounting Policies

Changes in accounting policies are described in note 2 « Changes in Accounting Policies » included in the Company’s consolidated financial statements as at February 28, 2009.

Subsequent Events

As previously announced, at the end of April 2009, the Company temporarily ceased production in order to complete its plant expansion and expand in-house production capacity. It is expected that production will resume no later than mid-June 2009.

Critical Accounting policies

In preparing the Company’s consolidated financial statements in conformity with GAAP, Management is required to make certain estimates, judgements and assumptions that the Company believes are reasonable based upon the information available at the time. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which the Company considers to be critical are those that require the most difficult, subjective, or complex judgments and that are the most important to aid in fully understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

Property, Plant and Equipment and Intangible Assets are started at cost and amortized on a straight-line or declining balance basis. The Company regularly reviews property, plant and equipment and intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets exceeds the sum of the expected cash flows from its uses and disposal. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s capital assets or intangible assets are impaired. Any results impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Income Taxes are accounted for under the asset and liability method. In the Company’s case, recurrent operating losses during the development years create tax assets that may reduce future taxable earnings, if any. In assessing whether future tax assets may be realized, management provides valuation allowances by considering the likelihood that some portion or all of the tax assets is dependant upon the generation of future taxable income. Given the high level of risk that is inherent in its industry, management dos not recognize any value in the future assets that are created in excess of its future tax liabilities. As a result, a valuation allowance was recognized on the same basis as in prior years.

Research and Development consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s various research and development programs. Research costs are expensed as incurred. Development costs are expensed as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility maintenance, utilities, office services, information technology.

Refundable Research and Development tax credits are recorded based on our estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary materially.

Stock-based Compensation represents the accounting cost of stock options awarded to employees and directors under the corporation’s stock option plan. The value of these options is estimated by using the Black-Scholes option-pricing model that was developed to estimate the fair value of freely-tradable, fully transferable options without vesting restrictions. The use of this model requires highly subjective assumptions, especially the assumption relating to future stock price volatility, which greatly affects the computed values.

New Accounting Standards Issued and Not Adopted

New accounting standards issued and future accounting changes are described in note 2 to the consolidated financial statements « Changes to Accounting Policies » under section Recently issued accounting Standards included in the Company’s consolidated financial statements as at February 28, 2009.

We have described in note 2 the impact resulting from the adoption of these standards. We are currently assessing the impact of the conversion to the IFRS on our financial statements.

Effectiveness of Disclosure Procedures and Controls

In accordance with Multilateral Instrument 52-109 (“MI 52-109”), Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company’s CEO and CFO have designed, or have caused to be designed under their supervision, controls and procedures that provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under provincial or territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation. The Company’s CEO and CFO are assisted in such functions by a Disclosure Policy Committee (the “Committee”) responsible for the Company’s disclosure policy established by the Board to ensure that the communication of material information to the public is timely, factual and accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements. The Committee is currently composed of the CEO, the CFO and the Controller. The CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at February 28, 2009, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company would have been known to them, particularly during the period in which the annual filings are being prepared.

Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its consolidated financial statements.

An evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer and the Chief Financial Officer to evaluate the design and operating effectiveness of the Company’s internal controls over financial reporting as at February 28, 2009. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the internal control over financial reporting, as defined by National Instrument 52-109, was appropriately designed and operating effectively. The evaluations were conducted in accordance with the framework criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), a recognized control model, and the requirements of National Instrument 52-109, Certification of Disclosures in Issuers’ Annual and Interim Filings.

Changes In Internal Control Over Financial Reporting

During the period ended February 28, 2009, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the year ended February 28, 2009 that affected materially the Company’s internal controls over financial reporting and disclosure controls and procedures.

RISK FACTORS

The information contained in the Financial Statements and the MD&A for the nine month period ended February 28, 2009 should be read in conjunction with all the Company’s public documentation and in particular the risk factors section in the Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Company.

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The Company’s policy is to have satisfactory coverage of its receivables by insurers. However, such coverage may vary upon the valuation made by insurers. U.S. currency is used for the majority of foreign transactions. For the time being at least, any exchange rate risk to the Company is mainly limited to the variation of the US dollar. Despite the fact that raw material purchases are currently handled in U.S. currency, management also has the ability to use foreign exchange contracts to minimize the exchange risk. As at February 28, 2009, the Company had several foreign exchange contracts, see note 21 “Financial Instrument” of the Financial Statements for the nine month period ended February 28, 2009.

Product Liability

The Company has secured a $5M product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at April 23, 2009, the total number of common shares issued by the Company and in circulation was 37,683,421 and Company common shares were being traded on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT.

/s/ Henri Harland	/s/ André Godin

Henri Harland	André Godin
President and Chief Executive Officer	Vice-President, Administration and Finance